GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED NOVEMBER 30, 2014  and 2013

(Expressed in Canadian Dollars)

(Unaudited)

NOTICE TO READERS

The attached condensed consolidated interim financial statements for the three months periods ended November 30, 2014 have been prepared by and are the responsibility of the Company’s management and have been approved by the Board of Directors of the Company. The Company’s independent auditor has not performed a review of these interim financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

(Unaudited)

	NOVEMBER 30,	AUGUST 31,
	2014	2014 (Audited)

ASSETS

Current Assets
Cash	$16,074	$105,407
Marketable securities (Note 3)	8,500	12,750
Accounts receivable (Note 4)	22,753	23,016
Due from related parties (Note 12)	39,531	39,091
Prepaid expenses	25,737	26,241
Total Current Assets	112,595	206,505

Non-current Assets
Value-added taxes recoverable	98,870	100,074
Exploration and evaluation assets (Notes 5 and 13)	3,318,951	3,318,611
Property and equipment (Note 6)	71,822	77,116

Total Assets	$3,602,238	$3,702,306

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$114,160	$45,280
Due to related parties (Note 12)	65,500	-
Total Current Liabilities	179,660	45,280
Non-current Liabilities
Employment benefit obligations	-	69,339

Total Liabilities	179,660	114,619

EQUITY

Share capital (Note 7)	26,044,652	26,044,652
Share-based payments reserves	2,758,145	2,758,145
Accumulated other comprehensive loss	(74,763)	(70,513)
Deficit	(25,305,456)	(25,144,597)
Total Equity	3,422,578	3,587,687

Total Liabilities And Equity	$3,602,238	$3,702,306

Going Concern (Note 1)

These consolidated financial statements were authorized for issue by the Board of Directors on January 29, 2015. They are signed on behalf of the Company by:

“J. Paul Sorbara”	“Stephen W. Pearce”
Director	Director

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	THREE MONTHS ENDED NOVEMBER 30,
	2014	2013
Expenses
Amortization	$5,295	$5,604
Automobile	-	542
Consulting (Note 12)	33,000	16,750
Foreign exchange loss/(gain)	874	(973)
Investor relations	10	6,030
Management fees (Note 12)	30,000	30,000
Office and general	8,703	29,925
Professional fees	-	8,840
Rent and utilities	6,658	9,501
Transfer agent and filing fees	1,196	895
Travel	163	835
Wages and benefits (Note 12)	74,960	57,369
Loss Before Other (Income) Expenses	(160,859)	(165,318)

Other Income
Other income	-	5,268
Interest Income	-	2,284
Net Loss For Period	(160,859)	(157,766)

Other Comprehensive Loss
Unrealized loss on marketable securities	(4,250)	(31,875)
Comprehensive Loss For The Period	$(165,109)	$(189,641)

Loss Per Share – Basic and Diluted	$(0.01)	$(0.01)

Weighted Average Number Of Shares Outstanding – Basic and diluted	106,660,889	106,660,889

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

(Unaudited)

	COMMON SHARES		SHARE-BASED PAYMENTS RESERVE	ACCUMULATED OTHER
	WITHOUT PAR VALUE
	SHARES	AMOUNT		COMPREHENSIVE INCOME(LOSS)	DEFICIT	TOTAL EQUITY
Balance, August 31, 2013	106,660,889	26,044,652	2,758,145	(34,388)	(21,596,079)	7,172,330
Other comprehensive income	-	-	-	(36,125)	-	(36,125)
Net loss for the year	-	-	-	-	(3,548,518)	(3,548,518)
Balance, August 31, 2014	106,660,889	26,044,652	2,758,145	(70,513)	(25,144,597)	3,587,687

Other comprehensive loss	-	-	-	(4,250)	-	(4,250)
Net loss for the period	-	-	-	-	(160,859)	(160,859)
Balance, November 30, 2014	106,660,889	$26,044,652	$2,758,145	$(74,763)	$(25,305,456)	$3,422,578

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	THREE MONTHS NOVEMBER 30,
	2014	2013

Operating Activities
Net loss for the year	$(160,859)	$(157,766)
Adjustments to reconcile loss to net cash used in operating activities:
Amortization	5,295	5,604
Interest income	-	(2,284)
Change in non-cash operating assets and liabilities:
Accounts receivable and VAT recoverable	1,467	(4,924)
Accounts due from related parties	(440)	-
Prepaid expenses	504	(4,431)
Accounts payable and accrued liabilities	68,880	(5,063)
Accounts due to related parties	65,500	-
Employment benefit obligation	(69,339)	-

Cash Used In Operating Activities	(88,992)	(168,864)

Investing Activities
Expenditures on mineral properties	(341)	(50,348)
Proceeds from redemption of short term investments	-	220,000
Purchase of property and equipment	-	(2,556)
Interest income	-	2,284

Cash Provided By (Used In) Investing Activities	(341)	169,380

(Decrease) Increase In Cash During the Period	(89,333)	516

Cash, Beginning Of Period	105,407	297,429

Cash, End Of Period	$16,074	$297,945

See accompanying notes to consolidated financial statements.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia, Canada.  The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada.  The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the exploration stage and is in the process of evaluating its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.  Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to complete the exploration of its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.

2.

BASIS OF PRESENTATION

a)

Statement of Compliance

These consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which the Company has adopted in its annual consolidated financial statements as at and for the year ended August 31, 2014. The significant accounting policies presented in this note have been consistently applied in each of the periods presented.

b)

Basis of Preparation

These consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. These consolidated interim financial statements have also been prepared using the accrual basis of accounting, except for cash flow information.  In the opinion of management, all adjustments (including normal recurring accruals), considered necessary for a fair presentation have been included.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (Continued)

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar.  Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars as follows:

•

Monetary items at the rate prevailing at the balance sheet date;

•

Non-monetary items at the historical exchange rate;

•

Revenues and expenses at the average rate in effect during the applicable accounting period; and

•

Gains or losses arising on foreign currency translation are included in the statements of operations and comprehensive loss.

d)

Significant Accounting Judgments and Estimates

The preparation of these consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets.  Note 13 discloses the carrying value of such assets.  The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration and evaluation of mineral resources and are as follows:

•

the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future;

•

substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources, and the entity has decided to discontinue such activities in the specific area;

•

sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

2.

BASIS OF PRESENTATION (Continued)

d)

Significant Accounting Judgments and Estimates (Continued)

Intangible Exploration and Evaluation Assets (Continued)

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management’s assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that exist during the period.

3.

MARKETABLE SECURITIES

Marketable securities consist of 425,000 (August 31, 2014 – 425,000) common shares of Comstock Metals Ltd. with a fair value of $8,500 (August 31, 2014 - $12,750).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time, the gain (loss) would be recorded in net income.

4.

ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	November 30,	August 31,
	2014	2014

Sales taxes recoverable	$ 1,626	$ 1,765
Other receivable	21,127	21,251
	$ 22,753	$ 23,016

5.

EXPLORATION AND EVALUATION ASSETS

Detailed exploration and evaluation expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 17. Property payments made on the Company’s mineral property interests are included in the property descriptions below.  Acquisition costs paid through November 30, 2014 are as follows:

San Timoteo, Oro Leon, Nueva Union, La Reforma	$69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$334,773

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS (Continued)

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1% to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In May 2007 and amended April 2011, the Company optioned to Comstock Metals Ltd. (“Comstock”) the right to earn up to a 75% and 60% interest respectively in the Corona and El Chamizal properties in exchange for Comstock spending $500,000 and $200,000 on the respective properties before February 8, 2014, and issuing 300,000 (300,000 common shares received) and 150,000 (25,000 common shares received) common shares respectively to the Company over a period of two years. In order to keep the option in good standing, Comstock paid $50,000 and issued an additional 200,000 common shares to the Company.

The Company has received notice from Comstock that it has spent in excess of $1,000,000 at Corona and effective April 9, 2013 the Company and Comstock entered into a joint venture agreement to further explore the property whereby Comstock shall act as the operator. The Company is responsible for 40% of all exploration costs going forward.

Comstock has advised the Company that it will no longer proceed with the El Chamizal option and has returned a 100% interest in the property back to the Company.

In December 2011,and as amended January 25, 2012, the Company signed an Earn-in and Shareholders Agreement with Agnico-Eagle Mines Limited (“Agnico”) for the exploration and development of the Company’s Las Bolas/Los Hilos property.  Under the terms of the agreement, Agnico has the right to earn a 51% interest in the property by spending $5,000,000 on the property over a period of 5 years. The first year’s work commitment is a firm commitment of $500,000 with expenditure requirements increasing each year thereafter. Upon fulfilling the commitments for 51% interest, they will have deemed to acquire 71% interest without further consideration.

In August 2013 Agnico has elected to terminate the agreement.

During the year ended August 31, 2014, $2,883,086 (2013 - $2,178,691) in deferred expenditures related to certain mineral claims were written down, mainly related to the Company’s Las Bolas/Los Hilos Property.  A number of smaller claims were written off which the Company will continue to hold but which are not viewed as priorities and management does not currently intend to conduct any exploration activities on these non core claims in the next year.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

6.

PROPERTY AND EQUIPMENT

COST	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2013	$154,768	$101,610	$18,917	$275,295
Additions	2,557	-	-	2,557
Disposal	-	(10,795)	-	(10,795)
Balance August 31, 2014	157,325	90,815	18,917	267,057
Balance November 30, 2014	$157,325	$90,815	$18,917	$267,057

ACCUMULATED AMORTIZATION	EQUIPMENT	VEHICLES	LAND	TOTAL
Balance August 31, 2013	$96,346	$81,916	$-	$178,262
Amortization	19,899	2,574	-	22,473
Disposal	-	(10,795)	-	(10,795)
Balance August 31, 2014	116,245	73,695	-	189,940
Amortization	4,645	650	-	5,295
Balance November 30, 2014	$120,890	$74,345	$-	$195,235

CARRYING AMOUNTS
As at August 31, 2014	$41,080	$17,120	$18,917	$77,117
As at November 30, 2014	$36,435	$16,470	$18,917	$71,822

7.

SHARE CAPITAL AND RESERVES

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at November 30, 2014, the Company had 106,660,889 (August 31, 2014 – 106,660,889) common shares issued and fully paid.

Warrants

As at November 30, 2014, the following share purchase warrants issued on March 28, 2013 in connection with private placements were outstanding:

NUMBER OF WARRANTS	EXERCISE PRICE	EXPIRY DATES
10,833,333	0.12	March 26, 2016
1,155,555	0.09	March 26, 2016
11,988,888

Stock Options

The Company has a 10% rolling stock option plan for its directors, officers, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The Company’s stock option plan provides for immediate vesting, or vesting at the discretion of the Board at the time of the option grant and are exercisable for a period of up to 5 years. Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

7.

SHARE CAPITAL AND RESERVES (Continued)

Stock Options (Continued)

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2013	8,190,000	0.23
Cancelled	(815,000)	0.25
Expired	(625,000)	0.10
Balance, August 31, 2014 and November 30, 2014	6,750,000	$ 0.24

The weighted average remaining contractual life of options outstanding at November 30, 2014 was 1.73 years (August 31, 2014 – 1.98 years).

Nature and Purpose of Reserves

The reserves recorded in equity on the Company’s Statements of Financial Position is comprised of ‘Share-based Payment Reserves’ and is used to recognize the fair value of stock option grants prior to exercise, expiry or cancellation and the fair value of other share-based consideration paid at the date of payment.

8.

LOSS PER SHARE

The Company calculates the basic and diluted loss per common share using the weighted average number of common shares outstanding during each period and the diluted loss per share assumes that the outstanding vested stock options and share purchase warrants had been exercised at the beginning of the year.

To compute diluted earnings per share, the average number of shares outstanding is adjusted for the number of all potentially dilutive shares.  As of November 30, 2014 the Company had a total of 6,750,000 (August 31, 2014 6,750,000)  stock options outstanding.  As of November 30, 2014 the Company also had a total of 11,988,888 warrants outstanding out of which 1,155,555 were potentially dilutive.  Dilutive options and warrants were not included in the Company’s loss per common share calculation because the result was anti-dilutive.

	THREE MONTH ENDED NOVEMBER 30,
	2014	2013
Basic weighted average common shares	106,660,889	106,660,889

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

9.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration.  All mineral properties are located in Mexico.  All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, are as follows:

	CANADA	MEXICO	TOTAL

November 30, 2014

Current assets	$89,700	$22,895	$112,595
Equipment	$18,271	$53,551	$71,822
Exploration and evaluation assets	$-	$3,318,951	$3,318,951
VAT Recoverable	$-	$98,870	$98,870
Total assets	$107,971	$3,494,267	$3,602,238
Accounts payable and accrued liabilities	$43,202	$56,422	99,624
Net loss and comprehensive loss	$122,887	$42,222	$165,109

August 31, 2014

Current assets	$184,869	$21,636	$206,505
Equipment	$21,771	$55,345	$77,116
Exploration and evaluation assets	$-	$3,318,611	$3,318,611
VAT Recoverable	$-	$100,074	$100,074
Total assets	$206,640	$3,495,666	$3,702,306
Accounts payable and accrued liabilities	$19,147	$26,133	45,280
Employment benefit obligations	$-	$62,339	$69,339
Interest income	$4,149	$7	$4,156
Net loss and comprehensive loss	$-	$-	$3,548,518

10.

FINANCIAL INSTRUMENTS

As at November 30, 2014 and August 31, 2014, the carrying value of the Company’s financial instruments approximates their fair value. Cash and cash equivalents and short term investments are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

		November 30, 2014		AUGUST 31, 2014
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Held for Trading
Cash	1	$16,074	$16,074	$105,407	$105,407
Available for sale
Marketable Securities	1	$8,500	$8,500	$12,750	$12,750
Loans and receivables
Accounts receivable	2	$22,753	$22,753	$23,016	$23,016
Due from related parties	2	$39,531	$39,531	$39,091	$39,091
Other Financial Liabilities
Accounts payable and accrued liabilities	2	$114,160	$116,160	$45,280	$45,280
Due from related parties	2	$65,500	$65,500	$-	$-
Employee benefits obligations	2	$-	$-	$69,339	$69,339

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

10.

FINANCIAL INSTRUMENTS (continued)

There have been no transfers between levels 1 and 2, or transfers in or out of level 3 for the period ended November 30, 2014 and the year ended August 31, 2014.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board of Directors approves and monitors the risk management process.  The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	November 30, 2014	August 31, 2014
Cash	$16,074	$105,407
Short term investments	$-	$-
Marketable securities	$8,500	$12,750
Accounts receivable	$22,753	$23,016
Due from related parties	$39,531	$39,091
VAT recoverable	$98,870	$100,074

The credit risk of cash, and short-term investments, is assessed as nominal as the counter party is major Canadian financial institutions. The credit risk of accounts receivable and marketable securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk. The Company does not invest in asset–backed commercial papers.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is not sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash.

As of November 30, 2014 the Company does not have sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company has cash of $16,074 (August 31, 2014 - $105,407), highly liquid investments of $nil (August 31, 2014 - nil) and total liabilities of $179,660 (August 31, 2014 - $109,498). Accounts payable and accrued liabilities of $179,660 (August 31, 2013 $45,280) are due within three months. Management has assessed liquidity risk as high.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations.  The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

10.

FINANCIAL INSTRUMENTS (continued)

Foreign Currency Risk (Continued)

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

	NOVEMBER 30, 2014	AUGUST 31, 2014
U.S. Dollars
Financial assets	$-	$12
Financial Liabilities	$3,000	$-
Mexican Pesos
Financial assets	$54,897	$160,070
Financial Liabilities	$5,824	$179,918

Based on the above net exposures as at November 30, 2014, and assuming that all other variables remain constant, a 10% change in the value of the Mexican peso against the Canadian dollar would result in an increase/decrease of approximately $403 in the loss from operations.  Based on the above net exposures as at November 30, 2014, and assuming that all other variables remain constant, a 10% change in the value of the US dollar against the Canadian dollar would result in an increase/decrease of approximately $343 in the loss from operations.

Interest Rate Risk

As at November 30, 2014, the Company has no significant exposure to interest rate risk through its financial instruments.

The Company's operations are in northern Mexico and are subject to various levels of political, economic and other risks and uncertainties unique to Mexico. These risks and uncertainties may include: extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company may have to comply with multiple and potentially  conflicting regulations in Canada and Mexico, including export  requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.  Changes, if any, in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's operations. Operations may be affected in varying degrees by government regulations with  respect to matters including restrictions on production, price  controls, export controls, currency controls or restrictions, currency  remittance, income and other taxes, expropriation of property, foreign  investment, maintenance of claims, environmental legislation, land  use, land claims of local people, water use and mine safety. Failure  to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

11.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties.  The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties.  The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

11.

CAPITAL DISCLOSURES (continued)

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the balance sheet in shareholders’ equity as capital.  The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders.  There were no changes to the Company’s approach to capital management during the year.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

12.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	THREE MONTH ENDED
	NOVEMBER 30
	2014	2013

Golden Goliath Resources Ltd.
Management fees	$30,000	$30,000
Consulting fees	30,000	15,000
Minera Delta S.A. de C.V.
Wages and benefits	2,574	10,050

Total	$62,574	$55,050

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel, and a former director, are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

Due from related parties consists of $39,531 (August 31, 2014 - $35,091) due from companies controlled by common directors.

b)

Due to related parties consists of $65,500 (August 31, 2014 - $nil) due to directors and companies controlled by common directors.

GOLDEN GOLIATH RESOURCES LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2014 AND 2013

(Expressed in Canadian Dollars)

(Unaudited)

13.  EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Yudit	Total

Balance, August 31, 2013	$ 2,120,498	$ -	$ 291,041	$ 2,047,489	$ 899,322	$ 4,003	$ 187,312	$ --	$ 5,549,665

Incurred during the year
Assaying	1,760	--	--	--	--	--	49	--	1,809
Geology and mapping	145	--	--	--	--	101	(1,376)	--	(1,130)
Property taxes and passage rights	21,727	10,709	56,546	9,016	28,011	11,423	3,524	--	140,956
Salaries	24,453	--	--	--	--	6,770	--	--	31,223
Travel	5,538	--	--	--	--	984	669	--	7,191
Road construction and site preparation	--	--	--	--	--	--	--	--	--
Facilities and other	37,459	--	670	--	--	34,356	62,658	2,067	137,210
Write down	(2,211,580)	(10,709)	(348,257)	--	--	(57,637)	(252,836)	(2,067)	(2,883,086)
Balance, August 31, 2014	--	--	--	2,056,505	927,333	--	--	--	2,983,838

Incurred during the period
Geology and mapping	--	--	--	340	--	--	--	--	340
Balance, November 30, 2014	$ --	$ --	$ --	$ 2,056,845	$ 927,333	$ --	$ --	$ --	$ 2,984,178